Date     15 May 2001
Number   44/01

BHP Approves Additional Laminaria Development

BHP Limited (BHP) today announced approval for a production enhancement project on the Laminaria oilfield offshore North Western Australia.
The project will accelerate production from the existing reserves base and also access additional undeveloped oil reserves, resulting in an additional
21 million barrels of production over the first two years after start up.
The development comprises the drilling, completion and hook up of two new subsea horizontal wells into the Northern Endeavour floating production system.
The increased production is scheduled to commence in mid 2002 with an initial rate of approximately 65,000 barrels per day.
The current gross production level from the  Laminaria/Corallina  fields
is 130,000 barrels per day   (BHP share 37,000 barrels per day). The capital
cost of the project is approximately A$130 million, (BHP share A$44 million). President BHP Petroleum Phil Aiken said that the project is part of the Company's strategy of implementing selected incremental developments to maximise near term cash flows from existing producing assets.
BHP has a 32.6 per cent equity share of the Laminaria field and the other participants are Woodside Energy Ltd 44.9 per cent (operator) and Shell Development (Australia) Pty Ltd 22.5 per cent.
The Laminaria and Corallina oilfields are located in the Timor Sea, about
550 km west-north west of Darwin in offshore production licence AC/L5. The fields, discovered in 1994 and 1995 have been developed using the Northern Endeavour FPSO permanently moored between the two fields in 390 metres of water. Oil production commenced from the Laminaria and Corallina fields in November 1999, and has operated at peak flowrates of 180,000 barrels per day (gross). Production from the fields to the end of March 2001 was 72 million barrels gross (BHP share 21 million barrels).

Further information can be found on our Internet site: http://www.bhp.com

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